(212) 474-1270

January 10, 2013

Costamare Inc.
Form 20-F for the year ended December 31, 2011
Filed February 29, 2012
File No. 001-34934

Dear Mr. Humphrey:

We refer to the letter of December 28, 2012 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the SEC via EDGAR on February 29, 2012.  We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2011 20-F.

Critical Accounting Policies – Vessel Impairment, page 70

1.
We note that, in developing estimates of undiscounted future cash flows, management utilizes an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent ten year historical average rates, adjusted for inflation.  It appears the nature of this assumption is both material and susceptible to change.  For this reason, please tell us and expand your narrative on an ongoing basis to also discuss whether your estimated future undiscounted cash flows would exceed each of your vessels’ carrying values if management were to utilize an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation.

Response:

The Company confirms that it will revise its disclosure of its impairment analysis in future filings to also discuss whether the estimated future undiscounted cash flows would exceed each of its vessels’ carrying value if the most recent five year, three year and one year historical average rates without adjusting for inflation were utilized for the vessels’ unfixed days.

The Company has prepared revised proposed disclosure attached as Appendix I. The Company advises the Staff that it intends to include disclosure substantially in this form in its 2012 annual report on Form 20-F.

Critical Accounting Policies, page 73

2.
On page 73, you indicate that the aggregate carrying value of seven of your vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $46.8 million.  On an ongoing basis, please discuss this matter on a comparative basis.  Please provide a draft of your intended revised disclosure with your response.

Response:

The Company confirms that it will prepare its disclosure in future filings so as to include a comparative analysis of how the carrying values of the Company’s vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in the financial statements included in the relevant annual report on Form 20-F.

The Company has prepared revised proposed disclosure attached as Appendix I. The Company advises the Staff that it intends to include disclosure substantially in this form in its 2012 annual report on Form 20-F.

Other

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  2

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

    On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Sincerely,
/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos
Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564 Athens Greece

VIA E-MAIL

3

Appendix I

The disclosure in this Appendix I is marked to show changes to the disclosure in the 2011 20-F.

Vessel Impairment

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

~~The economic and market conditions as at December 31, 2010 and 2011, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. 2011 saw increasing charter rates and asset prices during the first six months of the year, along with further growth in vessel supply, followed by steep declines in both charter rates and vessel values during the latter half of the year, due to reduced transportation demand triggered by the unfolding sovereign debt crisis and overall financial volatility, conditions that we consider indicators of impairment.~~

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.93% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the Group Management Agreement, by an inflation rate of 4.0% and fleet utilization of 99.3% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, ~~2010~~ 2011 and ~~2011.~~2012.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2011 and 2012 we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2011		December 31, 2012
	No of vessels (*)	Amount (**)	No of vessels (*)	Amount (**)
5-year historical average rate	1	6 million
3-year historical average rate	6	29 million
1-year historical average rate	1	9 million

   (*) Number of vessels that their carrying value would not have been recovered.
   (**) Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, ~~2011,~~2012, suggests that ~~seven~~[ ] of our ~~46~~ [ ] vessels in the water may have current market values below their carrying values (seven of our 46 vessels in the water as at December 31, 2011). However, we believe that, with respect to these ~~seven~~[ ] vessels, each of which is currently under time charter, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2012 and 2011. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, ~~2011,~~2012, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2011 ($ US Million)(1)	Carrying Value December 31, 2012 ($ US Million)(1)
1	Cosco Hellas	9469	2006	July 2006	79.6
2	Cosco Guangzhou	9469	2006	February 2006	78.4
3	Cosco Beijing	9469	2006	June 2006	79.2
4	Cosco Yantian	9469	2006	April 2006	79.1
5	Cosco Ningbo	9469	2006	March 2006	78.5
6	MSC Navarino*	8531	2010	May 2010	116.0
7	Maersk Kure	7403	1996	December 2007	80.7
8	Maersk Kokura	7403	1997	February 2008	82.4

9	Maersk Kawasaki	7403	1997	December 2007	82.1
10	MSC Methoni	6724	2003	October 2011	59.5
11	Sealand Michigan	6648	2000	October 2000	41.8
12	Sealand Illinois	6648	2000	December 2000	42.0
13	Sealand NY	6648	2000	May 2000	40.5
14	Sealand Washington	6648	2000	August 2000	41.5
15	Maersk Kobe	6648	2000	June 2000	40.9
16	Maersk Kalamata	6644	2003	June 2003	50.3
17	Maersk Kingston	6644	2003	April 2003	50.2
18	Maersk Kolkata	6644	2003	January 2003	49.7
19	MSC Romanos	5050	2003	August 2011	54.2
20	Zim Shanghai	4992	2002	October 2002	36.4
21	Zim New York	4992	2002	September 2002	36.1
22	Zim Pireaus	4992	2004	May 2004	36.1
23	Halifax Express	4890	2000	November 2000	33.6
24	Oakland Express	4890	2000	October 2000	33.2
25	Singapore Express	4890	2000	August 2000	32.9
26	MSC Mykonos	4828	1988	January 2005	23.8
27	MSC Mandraki	4828	1988	October 2004	23.2
28	MSC Antwerp	3883	1993	December 1999	14.4
29	MSC Kyoto	3874	1981	May 2003	5.7
30	MSC Washington	3874	1984	September 1999	5.5
31	MSC Austria	3576	1984	March 1998	5.0
32	Karmen*	3351	1991	November 2010	12.4
33	Marina*	3351	1992	February 2011	10.9
34	Konstantina*	3351	1992	March 2011	10.7
35	Akritas	3152	1987	November 1997	5.9
36	Gather	2922	1984	December 2007	9.1
37	Genius I	2922	1984	September 2009	3.9
38	Gifted	2922	1984	August 2009	3.9
39	MSC Challenger	2633	1986	May 1998	5.2
40	MSC Reunion	2024	1992	March 2011	9.4
41	MSC Namibia II	2023	1991	March 2011	9.4
42	MSC Sierra II	2023	1991	March 2011	9.4
43	MSC Pylos	2020	1991	January 2011	7.5
44	Prosper*	1504	1996	March 2011	10.3

45	Zagora*	1162	1995	January 2011	7.9
46	Horizon*	1068	1991	February 2005	11.2
					1,639.6

               (1)      For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, ~~2011.~~ 2011 and 2012.

*         Indicates container vessels which we believe, as of December 31, ~~2011,~~2011 and 2012, may have market values below their carrying values. ~~The~~As at December 31, 2011 the aggregate carrying value of ~~these~~ seven vessels was $179.3 million, while we believe that their market value was approximately $132.5 million. As at December 31, 2012 the aggregate carrying value of [ ] vessels was $[ ] million, while we believe that their market value was approximately $[ ] million.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined by the difference between the carrying amount of the vessel and the fair value of the vessel. If our estimate of undiscounted projected net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment loss to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.